Filed Pursuant to Rule 433

Registration No. 333-213160

February 6, 2017

GATX Corporation

PRICING TERM SHEET

February 6, 2017

Issuer:	GATX Corporation

Security:	3.850% Senior Notes due 2027

Size:	$300,000,000

Maturity Date:	March 30, 2027

Coupon:	3.850%

Interest Payment Dates:	March 30 and September 30, commencing September 30, 2017 (long first coupon)

Benchmark Treasury:	UST 2.000% due November 15, 2026

Benchmark Treasury Price and Yield:	96-14+; 2.410%

Spread to Benchmark Treasury:	+147 bps

Yield to Maturity:	3.880%

Price to Investors:	99.744%

Redemption:	At any time prior to December 30, 2026, at a make-whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value at Treasury rate plus 25 basis points; and on or after December 30, 2026, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date

Pricing Date:	February 6, 2017

Expected Settlement Date:	February 9, 2017 (T+3)

CUSIP/ISIN:	361448 AZ6 / US361448AZ62

Expected Ratings*:	Baa2 / BBB (Stable / Stable) (Moody’s / S&P)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Senior Co-Manager:	U.S. Bancorp Investments, Inc.

Co-Managers:

BMO Capital Markets Corp.

KeyBanc Capital Markets Inc.

Loop Capital Markets LLC

Mizuho Securities USA Inc.

PNC Capital Markets LLC

The Williams Capital Group, L.P.

BNY Mellon Capital Markets, LLC

MUFG Securities Americas Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.